UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Align Alternative Access Fund

(Name of Subject Company (Issuer))

Align Alternative Access Fund
(Name of Filing Person(s) (Issuer))

Class I Shares of Beneficial Interest
(Title of Class of Securities)

01630V 107
(CUSIP Number of Class of Securities)

Align Alternative Access Fund

35 West Broad Street, Suite 100

Stamford, CT 06902

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

Cassandra W. Borchers, Esq.

Squire Patton Boggs (US) LLP

201 E. Fourth Street, Suite 1900

Cincinnati, OH 45202

February 17, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 17, 2026, (the “Statement Filing Date”) by Align Alternative Access Fund (the “Fund”) in connection with an offer by the Fund to purchase Shares in an amount up to approximately 5% of the net assets of the Fund ($12,998,362.18) as of December 31, 2025) on the terms and subject to the conditions set forth in the Offer to Purchase dated February 17, 2026 (“Offer to Purchase”) and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibit (b) and Exhibit (c) to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at the end of the day on March 17, 2026, at 11:59 p.m., Eastern Time.

2. No Class I Shares were tendered prior to the expiration of the Offer.

3. The Valuation Date for the Shares tendered pursuant to the Offer was March 31, 2026, and the net asset value of Class I Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $10.14.

4. Not Applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

_______________________________________________________________________

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

Align Alternative Access Fund

/s/ Charles Failla

By: Charles Failla

Title: President and Principal Executive Officer